Exhibit 99.1
EXECUTION VERSION
THE BANK OF NOVA SCOTIA
DEBT SECURITIES
UNDERWRITING AGREEMENT
April 11, 2011

April 11, 2011
To the Underwriter named in Schedule II hereto
Ladies and Gentlemen:
     The Bank of Nova Scotia, a Canadian bank chartered under the Bank Act (Canada) (the “Bank”), proposes to issue and sell to the underwriter named in Schedule II hereto (the “Underwriter”) the aggregate principal amount of its 2.375% Senior Notes due 2013 (the “Securities”), as set forth in Schedule I hereto, to be issued pursuant to the provisions of an indenture dated January 22, 2010 (the “Indenture”) between the Bank and Computershare Trust Company, N.A., as U.S. trustee (the “U.S. Trustee”), and Computershare Trust Company of Canada, as Canadian Trustee (the “Canadian Trustee” and, together with the U.S. Trustee, the “Trustees”).
     1. Representations and Warranties. The Bank represents and warrants to and agrees with the Underwriter that:
     (a) The Bank meets the requirements under the Securities Act (Ontario) and the rules, regulations and national, multijurisdictional or local instruments and published policy statements applicable in the Province of Ontario, including the rules and procedures established pursuant to National Instrument 44-101 — Short Form Prospectus Distributions and National Instrument 44-102 — Shelf Distributions (the “Shelf Procedures”), for the distribution of the Securities in the Province of Ontario pursuant to a final short form shelf prospectus (collectively, the “Ontario Securities Laws”); a final short form base shelf prospectus in respect of up to US$12,000,000,000 aggregate initial offering amount of debt securities of the Bank (the “Shelf Securities”) has been filed with the Ontario Securities Commission (the “Reviewing Authority”) as the review jurisdiction under National Instrument 44-101 in respect of the offering of the Securities; a receipt has been obtained from the Reviewing Authority in respect of such final short form base shelf prospectus in the form heretofore delivered to the Underwriter (together with all documents filed in connection therewith and all documents incorporated by reference therein); no other document pertaining to such final short form base shelf prospectus or document incorporated by reference therein has been filed with the Reviewing Authority except for any documents heretofore delivered to the Underwriter; no order having the effect of ceasing or suspending the distribution of the Shelf Securities (including the Securities) has been issued by the Reviewing Authority and no proceeding for that purpose has been initiated or, to the knowledge of the Bank, threatened by the Reviewing Authority (the final short form base shelf prospectus, as most recently amended, if applicable, filed with the Reviewing Authority on or before the date of this Agreement for which a receipt has been obtained being hereinafter called the “Canadian Basic Prospectus”). The final prospectus supplement relating to the offering of the Securities, together with the Canadian Basic Prospectus, to be filed with the Reviewing Authority in accordance with the Ontario Securities Laws and in accordance with Section 6(a) hereof, together with the Canadian Basic Prospectus, is hereinafter called the “Canadian Prospectus”. As used herein, the terms “Canadian Basic Prospectus,” and “Canadian Prospectus” shall include the documents, if any, incorporated by reference therein.

     (b) The Bank meets the general eligibility requirements for use of Form F-9 under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Bank has filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-9 (File No. 333-164300), as amended, relating to the Shelf Securities and an appointment of agent for service of process on Form F-X (the “Form F-X”) relating to the registration statement. The Bank has caused the U.S. Trustee to prepare and file with the Commission a Form T-1 Statement of Eligibility of the Trustee (the “Form T-1”) under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”); there are no reports or other information that in accordance with the requirements of the Reviewing Authority must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required; there are no documents required to be filed with the Reviewing Authority in connection with the Prospectuses (as defined below) that have not been filed as required; there are no contracts, documents or other materials required to be described or referred to in the Registration Statement or the Prospectuses or to be filed or incorporated by reference as exhibits to the Registration Statement that are not described, referred to or filed or incorporated by reference as required and, in the case of those documents filed, delivered to the Underwriter. The registration statement as amended as of the Effective Date (as defined below), including the prospectus constituting a part thereof, all exhibits thereto (but excluding the Form T-1) and the documents incorporated by reference therein at the time such registration statement became effective, is hereinafter called the “Registration Statement”; “Effective Date” means the effective date of the Registration Statement under the Securities Act for purposes of liability under Section 11 of the Securities Act of the Underwriter with respect to the offering of the Securities; the base prospectus relating to the Shelf Securities filed as part of the Registration Statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the “Basic Prospectus”. For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the Prospectus (as defined below), and “Prospectus” means the final prospectus supplement relating to the offering of the Securities that discloses the public offering price and other final terms of the Securities, together with the Basic Prospectus, filed with the Commission pursuant to General Instruction II.K of Form F-9 in accordance with Section 6(a) hereof. As used herein, the terms “Basic Prospectus,” “Time of Sale Prospectus” and Prospectus shall include the documents, if any, incorporated by reference therein as of the relevant time. The pricing terms of the Securities are accurately set forth on Schedule IV hereto.
     The Terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Canadian Basic Prospectus, the Canadian Prospectus, the Basic Prospectus, the Time of Sale Prospectus or any free writing prospectus shall include any document subsequently filed by the Bank pursuant to Ontario Securities Laws or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that are deemed to be incorporated by reference therein. As used herein, “Basic Prospectuses” shall mean, collectively, the Canadian Basic Prospectus and the Basic Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Prospectus and the Prospectus.

     (c) Each document filed or to be filed with the Reviewing Authority and incorporated by reference in the Canadian Prospectus, as amended or supplemented, if applicable, when such documents were or are filed with the Reviewing Authority, conformed or will conform when so filed in all material respects to the requirements of Ontario Securities Laws as interpreted and applied by the Reviewing Authority, and none of such documents, as of their respective dates, contained or will contain any untrue statement of material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, and none of such documents, as of their respective dates, contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions contained in the Canadian Prospectus, the Time of Sale Prospectus or the Prospectus, as amended or supplemented, if applicable, made in reliance upon and in conformity with information relating to the Underwriter furnished to the Bank in writing by the Underwriter expressly for use therein as of the relevant time.
     (d) The Canadian Basic Prospectus conforms, and the Canadian Prospectus, as amended or supplemented, if applicable, will conform, in all material respects with the applicable requirements of Ontario Securities Laws; the Canadian Prospectus, as amended or supplemented, if applicable, as of its filing date and as of the Closing Date (as defined in Section 4 hereof), will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and the Canadian Prospectus, as amended or supplemented, if applicable, as of its filing date and as of the Closing Date, will constitute, full, true and plain disclosure of all material facts relating to the Securities and the Bank within the meaning of the Securities Act (Ontario); provided, however, that this representation and warranty shall not apply to any statements or omissions contained in the Canadian Prospectus, as amended or supplemented, if applicable, made in reliance upon and in conformity with information relating to the Underwriter furnished to the Bank in writing expressly for use therein.
     (e) The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before, or to the knowledge of the Bank, threatened by the Commission.
     (f) (i) The Registration Statement, as of the Effective Date, did not contain, and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Registration Statement, as of the Effective Date, the Time of Sale Prospectus, as of the Time of Sale (which shall be defined to be 8:00 p.m. New York City time on the date hereof), complied, and the Prospectus, as of the date of the final prospectus supplement specifically relating to the Securities, and as amended or supplemented on or prior to the Closing Date (as defined in Section 4), if applicable, will comply, in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iii) the Time of Sale Prospectus, as of the Time of Sale, did not, and at the Closing Date, the Time of Sale Prospectus, as then amended or supplemented by the Bank, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (iv) each “issuer free writing prospectus” and “road show”, each as defined in Rule 433(h) of the Securities Act, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (v) the Prospectus, as amended or supplemented, if applicable, as of the date of the final prospectus specifically relating to the Securities and as of the Closing Date, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to (A) any statements or omissions made in reliance upon and in conformity with information relating to the Underwriter furnished to the Bank in writing by the Underwriter expressly for use therein or (B) that part of the Registration Statement that constitutes the Form T-1. As of its date and on the Closing Date, the Prospectus, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, as amended or supplemented, if applicable, in each case except for such deletions therefrom and additions thereto as are permitted or required by Form F-9 and the applicable rules and regulations of the Commission. The Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act.
     (g) The Bank is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Bank is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Bank has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Bank complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule I hereto forming part of the Time of Sale Prospectus, and electronic road shows, if any, each furnished to the Underwriter before first use, the Bank has not used or referred to, and will not, without the prior consent of the Underwriter (such consent not to be unreasonably withheld), use or refer to, any free writing prospectus.
     (h) The Bank has been duly organized and is validly existing as a bank listed on Schedule I to the Bank Act (Canada) (the “Bank Act”), is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification except to the extent that the failure to so qualify would not have a material adverse effect on the condition, financial or otherwise, or the results of operations, business affairs or business prospects of the Bank and its subsidiaries, taken as a whole (a “Material Adverse Effect”), and has all requisite power and authority (corporate and other) to conduct its businesses and to own, lease and operate its properties and assets as described in the Time of Sale Prospectus, except where failure to do so would not reasonably be expected to have a Material Adverse Effect, and to execute, deliver and perform its obligations under this Agreement and to issue, sell and deliver the Securities.
     (i) The Bank (i) is a “reporting issuer” in the Province of Ontario and is not on the list of defaulting issuers maintained by the Ontario Securities Commission and (ii) is subject to the reporting obligations of the Exchange Act.
     (j) Each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X under the Securities Act) (the “Significant Subsidiaries”) of the Bank has been duly incorporated and is validly existing under the laws of the relevant jurisdiction set forth opposite its name in Column 2 in Schedule III to this Agreement, and each Significant Subsidiary is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect, and has all requisite power and authority (corporate and other) to conduct its business and to own, lease and operate its properties and assets as described in the Time of Sale Prospectus, except where failure to do so would not reasonably be expected to have a Material Adverse Effect.
     (k) Each of the Bank and its Significant Subsidiaries has conducted and is conducting its business in compliance in all respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and holds all licenses, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) from the relevant regulatory or governmental authority in all such jurisdictions in which the Bank or its Significant Subsidiaries conduct business, to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, except in each case where the failure to be in such compliance or to hold such license, permit, approval, consent, certificate, registration or authorization would not have a Material Adverse Effect; and all such licenses, permits, approvals, consents, certificates, registrations and authorizations are in good standing and in effect, except where the failure to be in good standing or in effect would not have a Material Adverse Effect, and none of the same contains any term, provision, condition or limitation which will have a Material Adverse Effect.
     (l) The execution and delivery by the Bank of this Agreement and the performance by the Bank of its obligations under this Agreement, the Indenture and the Securities will not result in a breach of or default under, and will not create a state of facts which, after notice or lapse of time or both, will result in a breach or default under, and will not conflict with:
     (i) any of the terms, conditions or provisions of the Bank Act or the by-laws of the Bank;

     (ii) any license, permit, approval, consent, certificate, registration or authorization (whether governmental, regulatory or otherwise) issued to the Bank or any Significant Subsidiary or any agreement, indenture, lease, document or instrument to which the Bank or any Significant Subsidiary is a party or by which it is contractually bound at the Time of Delivery, except for breaches or violations which would not have a Material Adverse Effect; or
     (iii) any statute, regulation or rule applicable to the Bank or any Significant Subsidiary, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Bank or any Significant Subsidiary, except for breaches or violations which would not have a Material Adverse Effect.
     (m) The Bank has not filed any confidential material change report with any of the applicable Canadian securities commissions or similar regulatory authorities, the Toronto Stock Exchange or any other self-regulatory authority which remains confidential.
     (n) All of the issued shares of capital stock of each Significant Subsidiary are validly authorized, issued and outstanding, are fully paid and non-assessable and are owned directly or indirectly by the Bank, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever.
     (o) This Agreement has been duly authorized, executed and delivered by the Bank.
     (p) On or before the Time of Delivery, all actions required to be taken by or on behalf of the Bank, including the passing of all requisite resolutions of its directors, will have occurred so as to validly authorize, issue and sell the Securities as contemplated by this Agreement, and duly, punctually and faithfully perform all the obligations to be performed by it under this Agreement.
     (q) No consent, approval, authorization or order of, or qualification with, any relevant regulatory or governmental authority having jurisdiction over the Bank or any of its subsidiaries or any of their properties (“Governmental Authorization”) is required in connection with the issuance and sale of the Securities or the consummation by the Bank of the transactions contemplated by this Agreement or the Indenture, except such as have been, or will have been prior to the Time of Delivery, obtained under the laws of the provinces and territories of Canada, the Securities Act and the Trust Indenture Act and such Governmental Authorizations as may be required under state securities or blue sky laws in connection with the purchase and distribution of the Securities by the Underwriter.
     (r) The Indenture has been duly qualified under the Trust Indenture Act and has been duly authorized by the Bank and, when executed and delivered by the Bank, and assuming the due authorization, execution and delivery thereof by the Trustees, will constitute a legal, valid and binding obligation of the Bank, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or similar laws affecting creditors’ rights generally and general principles of equity and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.
     (s) The Securities have been duly authorized by the Bank and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriter in accordance with the terms of this Agreement, will constitute valid and binding obligations of the Bank, enforceable in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or similar laws affecting creditors’ rights generally and general principles of equity and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and the Securities will be entitled to the benefits of the Indenture.
     (t) There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Bank and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus.
     (u) The consolidated financial statements of the Bank included or incorporated by reference in the Time of Sale Prospectus, the Prospectuses and the Registration Statement, together with the related schedules and notes, present fairly in all material respects the consolidated financial position of the Bank and its subsidiaries at the dates indicated and the consolidated results of operations and the consolidated changes in financial position of the Bank and its subsidiaries for the periods specified; and such consolidated financial statements, together with the related schedules and notes, have been prepared in conformity with Canadian generally accepted accounting principles, including the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada), consistently applied throughout the periods involved, except as disclosed therein.
     (v) There is no action, suit, proceeding, inquiry or investigation before or brought by any court or any federal, provincial, state, municipal or other governmental department, commission, board, agency or body, domestic or foreign, now pending, or, to the knowledge of the Bank, threatened against or affecting the Bank or any of its subsidiaries (i) other than proceedings described in all material respects in the Time of Sale Prospectus and proceedings that would not have a Material Adverse Effect or a material adverse effect on the power or ability of the Bank to perform its obligations under this Agreement, the Indenture or the Securities or to consummate the transactions contemplated by the Time of Sale Prospectus or (ii) that is required to be described in the Registration Statement or the Prospectuses and is not so described.
     (w) Except as disclosed in the Time of Sale Prospectus, there are no contracts, agreements or understandings between the Bank and any person that would give rise to a valid claim against the Bank or the Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the offering of the Securities contemplated hereunder.

     (x) Except as set forth in the Time of Sale Prospectus, neither the Bank nor any of the Bank’s subsidiaries is a party to any contract with or other undertaking to, or is subject to any governmental order by, or is a recipient of any presently applicable supervisory letter or other written communication of any kind from, any governmental authority which has had or reasonably would be expected to have a Material Adverse Effect.
     (y) The Bank is not, and after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Time of Sale Prospectus and the Prospectuses, will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.
     (z) Neither the Bank nor any of its subsidiaries nor, to the knowledge of the Bank, any director, officer, agent or employee of the Bank or of any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”); and the Bank and its subsidiaries have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure continued compliance therewith.
     (aa) The operations of the Bank and its subsidiaries are conducted and, to the knowledge of the Bank, have been conducted in all material respects in compliance with the applicable anti-money laundering statutes of all jurisdictions to which the Bank or its subsidiaries are subject and the rules and regulations thereunder, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act) (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Bank or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Bank, threatened.
     (bb) None of the Bank, any of its subsidiaries or, to the knowledge of the Bank, any director, officer, agent or employee of the Bank or any of its subsidiaries is an individual or entity (“Person”) that is currently the subject of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC-administered sanctions”), nor is located, organized or resident in a country or territory that is the subject of OFAC-administered sanctions; and the Bank will not directly or indirectly use the proceeds of the offering of Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, to fund activities of or business with any Person, or in any country or territory, that at the time of such funding or facilitation, is the subject of OFAC-administered sanctions, or in a manner that would otherwise cause any Person (including any Person involved in or facilitating the offering of the Securities, whether as underwriter, advisor, or otherwise) to violate any OFAC-administered sanctions.
     2. Agreements to Sell and Purchase. The Bank hereby agrees to sell to the Underwriter, and the Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees to purchase from the Bank the principal amounts of Securities set forth in Schedule II hereto opposite its name at the purchase price set forth in Schedule I hereto.
     3. Public Offering. The Bank is advised that the Underwriter proposes to make a public offering of the Securities as soon after this Agreement has been entered into as in the Underwriter’s judgment is advisable. The Bank is further advised by the Underwriter that the Securities are to be offered to the public upon the terms set forth in the Time of Sale Prospectus and the Prospectuses.
     4. Payment and Delivery. Payment for the Securities shall be made to or upon the order of the Bank by wire transfer payable in funds immediately available to an account specified by the Bank on the Closing Date and time set forth in Schedule I hereto, or at such other time on the same or such other date, not later than the third business day thereafter, as may be reasonably designated by the Underwriter in writing. The time and date of such payment are hereinafter referred to as the “Time of Delivery” and such date, the “Closing Date.”
     At the Time of Delivery, the Bank shall pay the Underwriter a fee (the “Underwriter’s Fee”) equal to 0.105% of the aggregate principal amount of the Underwriter’s Securities. The parties agree that the Underwriter shall set off the Underwriter’s Fee against a portion of the purchase price payable to the Bank in an amount equal to the Underwriter’s Fee and payment by the Underwriter to the Bank in accordance with the above paragraph of the purchase price net of the Underwriter’s Fees shall be full satisfaction of the Underwriter’s obligation to pay the purchase price for the Securities and of the Bank’s obligation to pay the Underwriter’s Fee. Delivery of the Securities shall be made to the Underwriter against payment of the purchase price thereof. Delivery of the Securities shall be made through the facilities of The Depository Trust Company unless the Underwriter shall otherwise instruct and agree to with the Bank.
     5. Conditions to the Underwriter’s Obligations. The several obligations of the Underwriter are subject, in the discretion of the Underwriter, to the condition that all representations and warranties and other statements of the Bank in this Agreement are, at and as of the Time of Delivery, true and correct, the condition that the Bank shall have performed all of its obligations hereunder theretofore to be performed, and the following additional conditions:
     (a) (i) The Canadian Prospectus shall have been filed with the Reviewing Authority under the Shelf Procedures and (ii) the Prospectus shall have been filed with the Commission pursuant to General Instruction II.K. of Form F-9 under the Securities Act, in each case within the applicable time period prescribed for such filing thereunder and in accordance with Section 6(a) hereof; no order having the effect of ceasing or suspending the distribution of the Securities or stop order suspending the effectiveness of the Registration Statement or any part thereof or having the effect of preventing or suspending the use of any prospectus relating to the Securities shall have been issued and no proceeding for that purpose shall have been initiated or, to the knowledge of the Bank, threatened by the Reviewing Authority or the Commission; and all requests for additional information on the part of the Reviewing Authority or the Commission shall have been complied with to the Underwriter’s reasonable satisfaction.

     (b) Subsequent to the execution and delivery of this Agreement and prior to the Time of Delivery:
     (i) there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any of the debt securities of the Bank or any of its Significant Subsidiaries by any “nationally recognized statistical rating organization,” as such term is defined for purposes of Rule 436(g)(2) under the Securities Act; and
     (ii) there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Bank and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus that, in the judgment of the Underwriter, is material and adverse and that makes it, in the judgment of the Underwriter, impracticable to market the Securities on the terms and in the manner contemplated in the Time of Sale Prospectus.
     (c) The Underwriter shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Bank, in their capacity as such officer only, to the effect set forth in Section 5(b)(i) above and to the effect that the representations and warranties of the Bank contained in this Agreement are true and correct as of the Closing Date and that the Bank has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.
     The officer signing and delivering such certificate may rely upon the best of his or her knowledge as to proceedings threatened.
     (d) The Underwriter shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Bank, in their capacity as such officer only, to the effect that, other than as set forth in the Canadian Prospectus, to his or her knowledge, there is no action, proceeding or investigation pending or threatened by or against the Bank or any of its Significant Subsidiaries, at law or in equity, before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which questions the validity of the issuance of the Securities or of any action taken or to be taken by the Bank pursuant to this Agreement or in connection with the issuance of the Securities.
     The officer signing and delivering such certificate may rely upon the best of his or her knowledge as to proceedings threatened.
     (e) The Underwriter shall have received, on the date hereof, a letter previously delivered in connection with a recent senior notes offering by the Bank dated March 22, 2011 from KPMG LLP, chartered accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information of the Bank.

     6. Covenants of the Bank. The Bank covenants with the Underwriter as follows:
     (a) To prepare the Canadian Prospectus and the Prospectus in a form reasonably approved by the Underwriter and (i) to file the Canadian Prospectus with the Reviewing Authority in accordance with the Shelf Procedures not later than the Reviewing Authority’s close of business on the second business day following the execution and delivery of this Agreement and (ii) to file the Prospectus with the Commission pursuant to General Instruction II.K. of Form F-9 under the Securities Act not later than the Commission’s close of business on the second business day following the execution and delivery of this Agreement; before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectuses prior to the Time of Delivery, to furnish to the Underwriter a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which the Underwriter shall have reasonably objected in a timely manner by written notice to the Bank; to file promptly all reports required to be filed by the Bank with the Reviewing Authority pursuant to Ontario Securities Laws and the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities, and during such same period to advise the Underwriter, promptly after it receives notice thereof, (A) of the time when any amendment to the Canadian Prospectus has been filed or receipted, when any supplement to the Canadian Prospectus has been filed, when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Prospectus has been filed, in each case, as applicable, with the Reviewing Authority or the Commission, (B) of the issuance by the Reviewing Authority or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities or the effectiveness of the Registration Statement, (C) of the suspension of the qualification of the Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for any such purpose, or (D) of any request by the Reviewing Authority or the Commission for the amending or supplementing of the Registration Statement, the Basic Prospectuses, the Time of Sale Prospectus or the Prospectuses or for additional information relating to the Securities; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to promptly use its best efforts to obtain the withdrawal of such order.
     (b) To endeavor to qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Underwriter shall reasonably request; provided that in no event shall the Bank be obligated to qualify to do business in any jurisdiction where it is not now so qualified, to file any general consent to service of process or to take any action that would subject it to general service of process or to taxation in any jurisdiction where it is not now so subject.
     (c) To furnish to the Underwriter, without charge, so long as delivery of a prospectus by the Underwriter or dealer may be required by the Securities Act, as many copies of the Time of Sale Prospectus, the Prospectuses, any documents incorporated therein by reference and any supplements and amendments thereto as the Underwriter may reasonably request.

     (d) To furnish to the Underwriter a copy of each proposed free writing prospectus to be used by, or referred to by the Bank and not to use or refer to any proposed free writing prospectus to which the Underwriter reasonably object.
     (e) Not to knowingly take any action that would result in an Underwriter or the Bank being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.
     (f) If any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if it is necessary to amend or supplement the Time of Sale Prospectus or to file under Ontario Securities Laws or the Exchange Act any document incorporated by reference in the Time of Sale Prospectus in order to comply with Ontario Securities Laws, the Securities Act, the Exchange Act or the Trust Indenture Act, forthwith to notify the Underwriter and, upon the request of the Underwriter, prepare, file with the Reviewing Authority or the Commission, as applicable, and furnish, at its own expense, to the Underwriter and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.
     (g) If, during such period after the filing of the Prospectuses with the Reviewing Authority and the Commission, as applicable, the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required by law to be delivered in connection with sales by the Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses in order to make the statements therein, in the light of the circumstances when such Prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, not misleading, or if it is necessary to amend or supplement such Prospectuses or to file under Ontario Securities Laws or the Exchange Act any document incorporated by reference in such Prospectuses in order to comply with Ontario Securities Laws, the Securities Act, the Exchange Act or the Trust Indenture Act, forthwith to notify the Underwriter, and, upon the request of the Underwriter, prepare, file with the Reviewing Authority or the Commission, as applicable, and furnish, at its own expense, to the Underwriter and to the dealers (whose names and addresses the Underwriter will furnish to the Bank) to which Securities may have been sold by the Underwriter and to any other dealers upon request, either amendments or supplements to such Prospectus so that the statements in such Prospectuses as so amended or supplemented will not, in the light of the circumstances when such Prospectuses (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) are delivered to a purchaser, be misleading or so that such Prospectus, as amended or supplemented, will comply with applicable law.

     (h) To make generally available to the Bank’s security holders and to the Underwriter as soon as practicable, but in any event not later than eighteen months after the effective date (as defined in Rule 158(c) under the Securities Act) of the Registration Statement, an earnings statement of the Bank and its subsidiaries (which need not be audited) covering a period of at least twelve months beginning with the first fiscal quarter of the Bank occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder; provided that the Bank may make such earnings statements generally available by filing quarterly and annual reports with the Commission as may be required by the Exchange Act.
     (i) Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Bank’s counsel and the Bank’s accountants in connection with the filing of the Canadian Basic Prospectus, the Canadian Prospectus and any amendment or supplement thereof with the Reviewing Authority, the registration and delivery of the Securities under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Registration Statement, the Basic Prospectuses, the Time of Sale Prospectus, the Prospectuses, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Bank and amendments and supplements to any of the foregoing, including the filing fees payable to the Commission relating to the Securities, all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriter and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Securities to the Underwriter, including any transfer or similar taxes payable thereon, (iii), any fees charged by the rating agencies for the rating of the Securities, (iv) the cost of the preparation, issuance and delivery of the Securities, (v) the fees and expenses of any Trustee and any agent of any Trustee and the reasonable fees and disbursements of counsel for any Trustee in connection with any Indenture and the Securities, (vi) the costs and expenses of the Bank relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Securities, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Bank, and travel and lodging expenses of the representatives and officers of the Bank and any such consultants, (vii) the document production charges and expenses associated with printing this Agreement and (viii) all other costs and expenses incident to the performance of the obligations of the Bank hereunder for which provision is not otherwise made in this Section. It is understood, however, that, except as provided in this Section, Section 8 entitled “Indemnity and Contribution,” and the last paragraph of Section 10 below, the Underwriter will pay all of its own costs and expenses, including fees and disbursements of their counsel, if any, transfer taxes payable on resale of any of the Securities by them and any advertising expenses connected with any offers they may make.
     (j) During the period beginning on the date hereof and continuing to and including the Closing Date, not to offer, sell, contract to sell or otherwise dispose of in the United States any debt securities of the Bank or warrants to purchase or otherwise acquire debt securities of the Bank substantially similar to the Securities (other than (i) the Securities, (ii) commercial paper or Yankee certificates of deposit with a maturity of no more than 12 months issued in the ordinary course of business or (iii) securities or warrants permitted with the prior written consent of the Underwriter).
     7. Covenants of the Underwriter. (a) The Underwriter represents and warrants to, and agrees with, the Bank that it has not made, and will not make, any offer relating to the Securities that would constitute a “free writing prospectus” (as defined in Rule 405 under the Act), without the prior consent of the Bank (such consent not to be unreasonably withheld).
     (b) The Underwriter (i) represents that it has not offered or sold, directly or indirectly, and agrees that it will not, directly or indirectly, offer, sell or deliver, any of the Securities in or from Canada or to any resident of Canada without the consent of the Bank and (ii) agrees that it will include a comparable provision to clause (i) above of this Section 7(b) in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the Securities that may be entered into by the Underwriter.
     8. Indemnity and Contribution. (a) The Bank agrees to indemnify and hold harmless the Underwriter, each person, if any, who controls the Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of the Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, the Basic Prospectuses, the Time of Sale Prospectus, any issuer free writing prospectus or road show, each as defined in Rule 433(h) under the Securities Act, and, in the case of a road show, as identified on Schedule V hereto, any Bank information that the Bank has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or the Prospectuses or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to the Underwriter furnished to the Bank in writing expressly for use therein.
     (b) The Underwriter agrees to indemnify and hold harmless the Bank, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Bank within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Bank to the Underwriter, but only with reference to information relating to the Underwriter furnished to the Bank in writing by the Underwriter expressly for use in the Registration Statement or any amendment thereof, the Basic Prospectuses, the Time of Sale Prospectus, the Prospectuses, any issuer free writing prospectus or road show, each as defined in Rule 433(h) under the Securities Act, and, in the case of a road show, as identified on Schedule V hereto, or any amendment or supplement thereto.

     (c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 8(a) or 8(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Underwriter, in the case of parties indemnified pursuant to Section 8(a), and by the Bank, in the case of parties indemnified pursuant to Section 8(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.
     (d) To the extent the indemnification provided for in Section 8(a) or Section 8(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Bank on the one hand and the Underwriter on the other hand from the offering of the Securities or (ii) if the allocation provided by clause 8(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 8(d)(i) above but also the relative fault of the Bank on the one hand and of the Underwriter on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Bank on the one hand and the Underwriter on the other hand in connection with the offering of the Securities shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Securities (before deducting expenses) received by the Bank and the total underwriting discounts and commissions received by the Underwriter bear to the aggregate initial public offering price of the Securities as set forth in the Prospectus. The relative fault of the Bank on the one hand and the Underwriter on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Bank or by the Underwriter and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.
     (e) The Bank and the Underwriter agree that it would not be just or equitable if contribution pursuant to this Section 8 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8, the Underwriter shall not be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that the Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.
     (f) The indemnity and contribution provisions contained in this Section 8 and the representations, warranties and other statements of the Bank contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of the Underwriter, any person controlling the Underwriter or any affiliate of the Underwriter or by or on behalf of the Bank, its officers or directors or any person controlling the Bank and (iii) acceptance of and payment for any of the Securities.
     9. Termination. The Underwriter may terminate this Agreement by notice to the Bank, if after the execution and delivery of this Agreement and prior to the Time of Delivery (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange or the Toronto Stock Exchange, (ii) trading of any securities of the Bank shall have been suspended on any exchange or in any over-the-counter market, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by Federal or New York State, Canadian federal or Ontario provincial authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets or any calamity or crisis that, in the judgment of the Underwriter, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in the judgment of the Underwriter, impracticable or inadvisable to proceed with the offer, sale or delivery of the Securities on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectuses.
     10. Effectiveness; Defaulting Underwriter. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.
     If, on the Closing Date, the Underwriter shall fail or refuse to purchase Securities and the aggregate principal amount of Securities with respect to which such default occurs is more than one-tenth of the aggregate principal amount of Securities to be purchased on such date, and arrangements satisfactory to the Underwriter and the Bank for the purchase of such Securities are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of the Bank. In such case the Bank shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, the Time of Sale Prospectus or the Prospectuses, as amended or supplemented, if applicable, or in any other documents or arrangements may be effected. Any action taken under this paragraph shall not relieve the Underwriter from liability in respect of any default of the Underwriter under this Agreement.
     If this Agreement shall be terminated by the Underwriter because of any failure or refusal on the part of the Bank to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Bank shall be unable to perform its obligations under this Agreement the Bank will reimburse the Underwriter for all out-of-pocket expenses reasonably incurred by the Underwriter in connection with this Agreement or the offering contemplated hereunder.
     11. Entire Agreement. (a) This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the Securities, represents the entire agreement between the Bank and the Underwriter with respect to the preparation of the Time of Sale Prospectus, the Prospectuses, the conduct of the offering, and the purchase and sale of the Securities.
     (b) The Bank acknowledges that in connection with the offering of the Securities: (i) the Underwriter has acted at arms length, are not agents of, and owe no fiduciary duties to, the Bank or any other person, (ii) the Underwriter owes the Bank only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Underwriter may have interests that differ from those of the Bank. The Bank waives to the full extent permitted by applicable law any claims it may have against the Underwriter arising from an alleged breach of fiduciary duty in connection with the offering of the Securities.
     12. Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
     13. Applicable Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.
     14. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.
     15. Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriter shall be delivered, mailed or sent at the address set forth in Schedule I hereto; and if to the Bank shall be delivered, mailed or sent to the address set forth in Schedule I hereto.
     16. Submission to Jurisdiction; Appointment of Agent for Service. (a) The Bank irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York over any suit, action or proceeding arising out of or relating to this Agreement, the Prospectuses, the Registration Statement, or the transactions contemplated hereby or thereby. The Bank irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Bank has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Bank irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.
     (b) The Bank hereby irrevocably appoints Vice President, US Operations of The Bank of Nova Scotia, with offices at One Liberty Plaza, 25th Floor, New York, NY 10006 as its agent for service of process in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. The Bank waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Bank represents and warrants that such agent has agreed to act as the Bank’s agent for service of process, and the Bank agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.
     17. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriter could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Bank with respect to any sum due from it to the Underwriter or any person controlling the Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by the Underwriter or controlling person of any sum in such other currency, and only to the extent that the Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to the Underwriter or controlling person hereunder, the Bank agrees as a separate obligation and notwithstanding any such judgment, to indemnify the Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to the Underwriter or controlling person hereunder, the Underwriter or controlling person agrees to pay to the Bank an amount equal to the excess of the dollars so purchased over the sum originally due to the Underwriter or controlling person hereunder.

Very truly yours, THE BANK OF NOVA SCOTIA
By:	/s/ Jeffrey C. Heath
	Name:	Jeffrey C. Heath
	Title:	Executive Vice President & Group Treasurer

Accepted as of the date hereof U.S. Bancorp Investments, Inc., as underwriter
By:	U.S. Bancorp Investments, Inc.

By:	/s/ Craig Anderson
	Name:	Craig Anderson
	Title:	Managing Director

SCHEDULE I

Underwriter:	U.S. Bancorp Investments, Inc.

Indenture:	Indenture, dated as of January 22, 2010 between the Bank and the Trustees

Trustees:	Computershare Trust Company, N.A. (U.S. Trustee) Computershare Trust Company of Canada (Canadian Trustee)

Registration Statement File No.:	333-164300

Time of Sale Prospectus:	Prospectus dated January 11, 2010 relating to the Shelf Securities. The prospectus supplement dated April 11, 2011 relating to the Securities (as defined below).

Securities to be Purchased:	US$150,000,000 2.375% Senior Notes due 2013 (the “Securities”)

Aggregate Principal Amount:	US$150,000,000

Purchase Price:	101.83% of the principal amount of the Securities, plus accrued interest from December 17, 2010

Maturity:	December 17, 2013

Interest Rate:	2.375% per annum, accruing from December 17, 2010

Interest Payment Dates:	June 17 and December 17 of each year, beginning on June 17, 2011 and ending at maturity

Day Count Convention	30/360

“Business Day” definition	Any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or

I-1

regulation to close in The City of New York, New York or Toronto, Ontario

Closing Date and Time:	April 14, 2011 9:00 a.m.

Closing Location:	Osler, Hoskin & Harcourt LLP, 620 8th Avenue, 36th Floor, New York, New York 10018

Address for Notices to Underwriter:	c/o U.S. Bancorp Investments, Inc. 214 N. Tryon Street, 26th Floor Charlotte, NC 28202 Attention: High Grade Fixed Income Syndicate Facsimile: (704) 335-2393

Address for Notices to the Bank:	The Bank of Nova Scotia
     44 King Street West
     Scotia Plaza, 64th Floor
     Toronto, Ontario M5H 1H1
     Facsimile: 416-945-4001
     Attention: Ian Berry

     - with a copy to -

     Osler, Hoskin & Harcourt LLP
     620 8th Avenue, 36th Floor
     New York, New York 10018
     Facsimile: 212-867-5802
Attention: Jason Comerford

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SCHEDULE II

	Principal Amount of
	Securities to Be
Underwriter	Purchased
U.S. Bancorp Investments, Inc.	US$	150,000,000

Total	US$	150,000,000

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SCHEDULE III
SIGNIFICANT SUBSIDIARIES

		Percentage
		of Direct or
		Indirect Ownership
	Jurisdiction of	of each
	Incorporation of	Significant
	Significant	Subsidiary by
Name of Significant Subsidiary	Subsidiary	the Bank
BNS Investments, Inc.	Toronto, Ontario	100%
Scotia Capital Inc.	Toronto, Ontario	100%

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SCHEDULE IV
PRICING TERMS OF
US $150,000,000 RE-OPENING OF 2.375% SENIOR NOTES DUE 2013

Issuer:	The Bank of Nova Scotia (the “Bank”)

Title of Securities:	2.375% Senior Notes due 2013

Aggregate Principal Amount Offered:	US$150,000,000

Maturity Date:	December 17, 2013

Price to Public:	101.83% of the principal amount of the Securities, plus accrued interest from December 17, 2010 (US$1,157,812.50 in the aggregate)

Underwriter’s Fee:	0.105%

Net Proceeds to the Bank after Underwriter’s Fee and Before Expenses:	US$153,745,312.50

Coupon (Interest Rate):	2.375%

Re-offer Yield:	1.672%

Spread to Benchmark Treasury:	T + 85 basis points

Benchmark Treasury:	0.75% due March 31, 2013

Benchmark Treasury Yield:	0.822% (0.75% due March 31, 2013)

Interest Payment Dates:	June 17 and December 17 of each year, beginning on June 17, 2011

Trade Date:	April 11, 2011

Settlement Date:	April 14, 2011; (T+3)

CUSIP / ISIN:	064149B97/US064149B979

Underwriter:	U.S. Bancorp Investments, Inc.

IV-1

SCHEDULE V
[None]

V-1